Filed by Transfix Holdings, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: G Squared Ascend I Inc.

Commission File No.: 001-39981

Date: February 10, 2022

Transfix.io

Transfix Announces Partnership with the Trucking Fitness Company

February 10, 2022

– Partnership will provide truck drivers across the country access to personalized workouts and nutritional recommendations via app –

New York, NY (February 10, 2022) — Transfix Inc. (“Transfix”), a leading, next-generation digital freight platform, announced today a new partnership with The Trucking Fitness Company (TFC) to encourage the best possible health and livelihood for drivers across the country.

Truck drivers live a unique lifestyle, filled with a significant number of constraints that make it difficult to prioritize personal health. Transfix understands the challenges that come with being on the road and has made it their priority to support the trucking community’s health and wellness this year. These constraints have only been magnified due to the bottleneck supply chain issues brought on by the pandemic.

“Drivers play a crucial role in our supply chain, their overall health and well-being is important to us and we always want them to feel their best,” said Guy Byars, Senior Vice President, Carrier Growth, Transfix. “A key initiative for our company this year is to continue our investment in the trucking community’s health and wellness, which is why partnering with The Trucking Fitness Company was a no-brainer for us. We’re confident that this partnership will continue to make a positive difference and improve the community’s quality of life.”

By joining forces with TFC, Transfix will provide access to discounted memberships designed to help kickstart drivers’ health and wellness journey with the Trucking Fitness Company starting March 1, 2022. This will provide drivers access to daily personalized workouts via the TFC app that takes into account their individual current fitness level. The workouts can be done inside the truck, outside of the truck, or even at home. In addition, TFC provides a habit-based nutrition coach that partners with the drivers to help them lose weight and gain energy, by identifying healthier food options on the road for any food outlet, which is just one more way they’re striving to improve drivers’ overall health.

“TFC is on a mission to help as many truck drivers as possible with their health and wellness,” said Mark Manera, Founder, The Trucking Fitness Company. “I started the company following my physical therapy experience and seeing first hand the toll a lifetime of truck driving can do to the body. Working with Transfix, a leader in the freight space, will allow our fitness and nutrition app to get into the hands of hundreds of truck drivers that offers them a user-friendly solution to staying healthy on the road.”

Transfix sought out this partnership following a survey that was completed during National Truck Driver Appreciation Week 2021 (NTDAW). They asked drivers what’s holding them back from exercising on the road and 24 percent of drivers said they don’t have time, 19 percent claimed they don’t have the right equipment, and 45 percent said they don’t have either. In addition, 74 percent of Transfix’s network of drivers believe there are not enough healthy food options on the road. Building on the momentum from NTDAW, this partnership with TFC will provide truck drivers with the tools to work out more and eat healthier.

Transfix’s digital freight platform – powered by its proprietary technology, AI, and automation and underpinned with world-class operations – is transforming the traditional and digital freight sector, bringing together the world’s best shippers and carriers, and delivering a transparent, trusted, and sustainable freight ecosystem. Transfix works with some of the largest Fortune 500 companies as well as mid- and small sized shippers, and has built a strong carrier community across the U.S.

As announced on September 21, 2021, Transfix has entered into a definitive business combination agreement with G Squared Ascend I Inc. (NYSE: GSQD), a special purpose acquisition company sponsored by affiliates of G Squared, that is expected to result in Transfix becoming a publicly listed company. Completion of the business combination is subject to customary closing conditions.

For more information, log on to truckinfit.com.

About Transfix

Transfix is a market-leading, next-generation freight platform transforming the traditional and digital freight sector while bringing transparency, trust, and sustainability to the transportation ecosystem. The company combines deep industry expertise and a world-class class carrier network with advanced technology. The result? Competitive pricing, superior service and reliability, and an intelligent platform designed to optimize the supply chain from start to finish. Today, some of the world's most recognized brands rely on Transfix's trusted carrier network. Transfix was named one of Forbes' "Next Billion-Dollar Startups" and is headquartered in the heart of New York City. For more information, visit www.transfix.io.

About The Trucking Fitness Company

Launched in 2020, The Trucking Fitness Company was started by Mark Manera who worked with many truck drivers in a physical therapy clinic. While working in the physical therapy field, Mark saw what a lifetime of truck driving can do to your back, knees, neck and your shoulders. He also saw the toll that the high stress, high blood pressure, obesity, lack of sleep and diabetes can take on your body. From this experience Mark created The Trucking Fitness Company and built an exercise program designed specifically for truck drivers with a mission to change the culture of health and wellness in the trucking industry.

About G Squared

G Squared is a global venture capital firm that partners with dynamic companies throughout their life cycles as a complete capital solutions provider, working to create value for companies, investors, employees, and other stakeholders. The firm focuses on investments in growth-stage technology companies and has invested in over 100 portfolio companies since it was founded in 2011. The firm's affiliate, G Squared Ascend I Inc. (“G Squared Ascend I”), offers transformative private companies a path to public markets via SPAC. For more information on G Squared and its portfolio, visit: www.gsquared.com. For more information on G Squared Ascend I, visit: www.gsquaredascend.com.

Media Contact

Chelsea Horn, Carve Communications for Transfix

chelsea@carvecomms.com

(210) 378-8580

Investor Contact

Investors@transfix.io

Important Information and Where to Find It

In connection with the proposed business combination involving G Squared Ascend I and Transfix, Transfix Holdings, Inc. ("Transfix Holdings") has filed a registration statement on Form S-4, as amended (the "Registration Statement") with the Securities and Exchange Commission (the "SEC"). The Registration Statement includes a proxy statement of G Squared Ascend I and a prospectus of Transfix Holdings. Additionally, G Squared Ascend I and Transfix Holdings will file other relevant materials with the SEC in connection with the business combination. Copies may be obtained free of charge at the SEC's website at www.sec.gov. Security holders of G Squared Ascend I are urged to read the proxy statement/prospectus and the other relevant materials when they become available before making any voting decision with respect to the proposed business combination because they will contain important information about the business combination and the parties to the business combination and related matters. The information contained on, or that may be accessed through, the websites referenced in this communication is not incorporated by reference into, and is not a part of, this communication.

Participants in the Solicitation

G Squared Ascend I and its directors and officers may be deemed participants in the solicitation of proxies of G Squared Ascend I's stockholders in connection with the proposed business combination. Transfix and its officers and directors may also be deemed participants in such solicitation. Security holders may obtain more detailed information regarding the names, affiliations and interests of certain of G Squared Ascend I's executive officers and directors in the solicitation by reading G Squared Ascend I's final prospectus for its initial public offering filed with the SEC on February 8, 2021, and the proxy statement/prospectus and other relevant materials filed with the SEC in connection with the business combination when they become available. Information concerning the interests of G Squared Ascend I's participants in the solicitation, which may, in some cases, be different than those of their stockholders generally, will be set forth in the proxy statement/prospectus relating to the business combination when it becomes available.

No Offer or Solicitation

This communication is for informational purposes only and is not intended to and shall not constitute a proxy statement or the solicitation of a proxy, consent or authorization with respect to any securities in respect of the proposed business combination and shall not constitute an offer to sell or the solicitation of an offer to buy any securities or constitute a solicitation of any vote or approval, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Forward Looking Statements

The information in this communication may contain statements that are not historical facts but are "forward-looking statements'' within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and within the meaning of "safe harbor" provisions under the United States Private Securities Litigation Reform Act of 1995. All statements, other than statements of present or historical fact included in this communication, regarding G Squared Ascend I's proposed business combination with Transfix, G Squared Ascend I's ability to consummate the transaction, the benefits of the transaction and the combined company's future financial performance, as well as the combined company's strategy, future operations, estimated financial position, estimated revenues and losses, projected costs, prospects, plans and objectives of management are forward-looking statements. When used in this communication, the words "could," "should," "will," "may," "believe," "anticipate," "intend," "estimate," "expect," "project," the negative of such terms and other similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words. These forward-looking statements are based on management's current expectations and assumptions about future events and are based on currently available information as to the outcome and timing of future events. Except as otherwise required by applicable law, G Squared Ascend I and Transfix disclaim any duty to update any forward-looking statements, all of which are expressly qualified by the statements in this section, to reflect events or circumstances after the date of this communication. G Squared Ascend I and Transfix caution you that these forward-looking statements are subject to numerous risks and uncertainties, most of which are difficult to predict and many of which are beyond the control of either G Squared Ascend I or Transfix. In addition, G Squared Ascend I and Transfix caution you that the forward-looking statements contained in this communication are subject to the following factors: (i) the occurrence of any event, change or other circumstances that could delay the business combination or give rise to the termination of the agreements related thereto; (ii) the outcome of any legal proceedings that may be instituted against G Squared Ascend I or Transfix following announcement of the transactions; (iii) the inability to complete the business combination due to the failure to obtain approval of the shareholders of G Squared Ascend I, or other conditions to closing in the transaction agreement; (iv) the risk that the proposed business combination disrupts G Squared Ascend I's or Transfix's current plans and operations as a result of the announcement of the transactions; (v) Transfix's ability to realize the anticipated benefits of the business combination, which may be affected by, among other things, competition and the ability of Transfix to grow and manage growth profitably following the business combination; (vi) costs related to the business combination; (vii) changes in applicable laws or regulations; (viii) rollout of Transfix's business and the timing of expected business milestones, (ix) the effects of competition on Transfix's business, (x) supply shortages in the materials necessary for the production of Transfix's products, (xi) risks related to original equipment manufacturers and other partners being unable or unwilling to initiate or continue business partnerships on favorable terms, (xii) the termination or reduction of government clean energy and electric vehicle incentives, (xiii) delays in the construction and operation of production facilities, (xiv) the amount of redemption requests made by G Squared Ascend I's public stockholders, (xv) changes in domestic and foreign business, market, financial, political and legal conditions, and (xvi) the possibility that Transfix may be adversely affected by other economic, business, and/or competitive factors. Should one or more of the risks or uncertainties described in this communication, or should underlying assumptions prove incorrect, actual results and plans could differ materially from those expressed in any forward-looking statements. You should carefully consider the risks and uncertainties described in the "Risk Factors" section of G Squared Ascend I's final prospectus filed on February 8, 2021, and Quarterly Reports on Form 10-Q, in each case, under the heading "Risk Factors," and other documents of G Squared Ascend I filed, or to be filed, including the proxy statement/prospectus, with the SEC. Additional information concerning these and other factors that may impact the operations and projections discussed herein can be found in G Squared Ascend I 's periodic filings with the SEC, including G Squared Ascend I's final prospectus for its initial public offering filed with the SEC on February 8, 2021. G Squared Ascend I's SEC filings are available publicly on the SEC's website at www.sec.gov.